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                                                          [COMPUTERSHARE LOGO]

                                                             Investor Services

                     Computershare Trust Company of Canada
                                     100 University Avenue
                                          Toronto, Ontario
                                                   M5J 2Y1
                                  Telephone 1-800-663-9097   Canada
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November 5, 2003

To:  Alberta Securities Commission
     British Columbia Securities Commission
     Manitoba Securities Commission
     Office of the Administrator, New Brunswick
     Securities Commission of Newfoundland
     Nova Scotia Securities Commission
     Ontario Securities Commission
     Registrar of Securities, Prince Edward Island
     Commission des valeurs mobilieres du Quebec
     Saskatchewan Securities Commission
     Securities Registry, Government of the Northwest Territories
     Registrar of Securities, Government of the Yukon Territories
     Nunavut Legal Registry
     The Toronto Stock Exchange
     The New York Stock Exchange
     U.S. Securities & Exchange Commission

Dear Sirs:

Subject:  Celestica Inc.

We confirm that the following English material was sent by pre-paid mail on November 3, 2003 to the registered shareholders of Subordinate Voting Shares of the subject Corporation:

1.   Third Quarter Financial Results ended September 30, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Brian Robinson
Assistant Account Manager
Stock Transfer Services
(416) 263-9421
(416) 981-9800 Fax

c.c. Celestica Inc.